New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街 1 号 国贸写字楼 2 座 2201 室	86 10 8567 5000 tel 86 10 8567 5123 fax

March 14, 2018

Re:	Sunlands Online Education Group (CIK No. 0001723935)
Registration Statement on Form F-1 (File no. 333-223190)

Mr. Paul Fischer

Ms. Celeste M. Murphy

Ms. Christie Wong

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Fischer, Ms. Murphy, Ms. Wong and Mr. French:

On behalf of our client, Sunlands Online Education Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 initially filed on February 23, 2018, as amended on March 7, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

*        *        *          *

Securities and Exchange Commission	2	March 14, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tongbo Liu, Chief Executive Officer
Mr. Yipeng Li, Chief Financial Officer
Sunlands Online Education Group

Mr. David Zhang, Esq.
Kirkland & Ellis International LLP

Deloitte Touche Tohmastu Certified Public Accountants LLP